August 27, 2024

Hui Xu
Chief Executive Officer
Texxon Holding Ltd.
7A, Block C, 207 Songhong Road
Changning District
Shanghai, China, 200335

       Re: Texxon Holding Ltd.
           Registration Statement on Form F-1
           Filed August 14, 2024
           File No. 333-281530
Dear Hui Xu:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 14, 2024
Management
Employment Agreements, page 136

1. We note from your disclosure that the terms of two of your officers' labor contracts with
       Net Plastic Technology expired as of April 30, 2024 and June 30, 2024, and the form of labor contract filed as Exhibit 10.15 provides that it will be renewed "if both parties agree to renew it." Please clarify whether Hui Xu and Bo Ren have renewed their employment and compensation arrangements with Net Plastic Technology. Additionally, please file each officer's individual labor contract with Net Plastic Technology, rather than filing a form of such agreement, or explain why you are not required to do so. Refer to Item
       601(b)(10)(iii) of Regulation S-K.
 August 27, 2024
Page 2
Financial Statements, page F-1

2. Please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to
Item 8.A.4.
Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-9

3. We have reviewed your response to prior comment 9. It is still not clear to us how you determined that you have obtained control of the goods being sold prior to the goods being transferred to the customer. In this regard, we note from your disclosure on page 1 that you "work with suppliers to ship products directly to customers or have customers pick up the products by themselves" which appears to indicate control of the goods are transferred from the supplier to the customer. Also note per ASC 606-10-55-37, "an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer." Additionally, the company's sales process shares many similarities with Example 45 of ASC 606-10-55, in your response tell us your consideration of ASC 606-10-55-317 through
319. Include in
       your response the relevant contractual terms (rights and obligations) between you and both the customer and supplier. Also tell us if you have any further obligations to the customer after the products have been provided, including as it relates to damaged or returned products. Lastly, tell us if the price specified in the customer contract is the same price listed on your mobile app or WeChat Mini-Program.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Wei Wang